Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:
Valeant Pharmaceuticals:
Investors:	Media:
Laurie W. Little	Renee E. Soto/Meghan Gavigan
Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co.
949-461-6002	212-687-8080
laurie.little@valeant.com	rsoto@sardverb.com/mgavigan@sardverb.com

VALEANT DELIVERS LETTER TO ALLERGAN BOARD

•	Prepared to Improve Offer And Provide Value of at Least $200 a Share

•	Urges Allergan Board to Take Control of Process

LAVAL, Quebec — October 27, 2014 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) announced today that it has delivered a letter to the Board of Directors of Allergan, Inc. (NYSE: AGN). The text of the letter reads as follows:

October 27, 2014

Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear Board of Directors,

One month ago I extended an olive branch, which was summarily rejected the same day. You have refused all of our offers to meet and answer any questions you may have about Valeant or about our offer. Instead, you have allowed management to continue making baseless attacks. Our third quarter earnings have clearly refuted those attacks and fully validated our business model.

Allergan would not be trading anywhere near where it is absent our offer, and our offer, even at Valeant’s current stock price, represents a very substantial premium. Allergan’s shares were trading at $110 at the beginning of the year, and $117 before we made our offer. The market and peer group are flat this year. Given this, it is unimaginable that Allergan would be trading anywhere near where it is now without our offer, even with the cost cuts you belatedly put in place in direct response to us.

We believe our stock is trading at artificially low levels – our shareholders are telling us that our shares should be trading at more than $150 per share. Your own banker had Valeant on its “Conviction Buy List” with a target price of $164 before we made our offer and before we provided our 2015 outlook – and that didn’t take account of the upside and synergies that would result from a merger. A trading price of $150 is only 15 times analyst consensus for 2015 Cash EPS.

To be clear, Valeant is prepared to improve its offer and provide value to your shareholders of at least $200 a share. We are confident that an increase in our stock price, and in consideration, will provide that value. No other potential acquirer of Allergan has the operational and tax synergies that we have, and no other potential acquirer of Allergan can provide the value that we can.

Since we made our offer many of your long only shareholders, including your largest shareholder other than Pershing Square, have sold down or out. A number of your remaining large long only shareholders publicly expressed their concerns regarding actions you had been contemplating, and we understand that a number have privately expressed those concerns as well. Both ISS and Glass Lewis have been highly critical of the Board.

Management has shown its true colors through “horse-choking” bylaws, baseless attacks and frivolous litigation. It is past time for the board to take control of this process, do what is right for the Allergan shareholders and come to the table. December 18 is not far away.

Sincerely,

J. Michael Pearson
Chairman & Chief Executive Officer

About Valeant

Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.